Exhibit 99.4

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Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

REDUCTION OF REGISTERED CAPITAL AND

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Combining with the operational needs of Sinopec Shanghai Petrochemical Company Limited (the “Company”), and the fact that the total number of issued shares has been reduced from 10,823,813,500 shares to 10,799,285,500 shares through canceling 24,528,000 overseas listed foreign shares (H shares) by the Company which had been repurchased as of 17 February 2023, on 26 April 2023, the 28th meeting of the tenth session of the board of directors of the Company considered and approved the Resolution on Reduction of Registered Capital and Amendments to the Articles of Association. The Company proposed to amend the relevant provisions of the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) as follows:

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association

Article 13 The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.	Article 13 The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business include:	The Company’s scope of business include:

General items: crude oil processing; oil products, petrochemical products production, synthetic fibres manufacturing, plastic products manufacturing, raw materials and products for knitting, catalyst preparation and spent solvent reclamation; supply of electricity, heat energy, water and gas, water processing, loading and unloading on roads, terminals and railways, general goods warehousing, technological services, technology development, technology consultancy, technology exchange, technology	General items: Manufacturing of petroleum products (excluding hazardous chemicals), production of chemical products (excluding licensed chemical products), manufacturing of synthetic fibers, manufacturing of plastic products, manufacturing of synthetic materials (excluding hazardous chemicals), manufacturing of specialized chemical products (excluding hazardous chemicals), recycling of renewable resources (excluding production of scrap metal), production and supply of heat energy, sewage

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association

transfer and technology promotion in oil, chemicals, synthetic resins and synthetic polymers, synthetic fibre, composite materials, and in safety and environmental protection, property management, housing rental, social economy advisory services, advertisement production, advertisement design and agency services, advertisements publication, high-grade fiber and composite materials (designing, manufacturing and processing), high-grade fiber and composite materials sales, gas stoves production, gas stoves sales.

Licensed items: hazardous chemicals production, hazardous chemicals business, marine general goods transportation, marine hazardous goods transportation, crude oil warehousing, refined oil warehousing, hazardous chemicals warehousing, inspection and testing service, goods import and export, technology import and export, mobile pressure vessel/cylinder filling.

processing and recycling, loading and unloading on roads, terminals and railways, general goods warehousing (excluding items requiring approval for hazardous chemicals and other licensed items), technological services, technology development, technology consultancy, technology exchange, technology transfer and technology promotion, property management, housing rental, social economy advisory services, advertisement production, advertisement design and agency services, advertisements publication, high-grade fiber and composite materials manufacturing, high-grade fiber and composite materials sales, gas stoves production, storage of finished oil products (excluding hazardous chemicals), import and export of goods, import and export of technology, sales of non-electrical household appliances, sales of chemical products (excluding licensed chemical products), rental of special equipment, leasing services (excluding licensed rental services).

Licensed items: hazardous chemicals production, hazardous chemicals business, marine general goods transportation, marine hazardous goods transportation, crude oil warehousing, refined oil warehousing, hazardous chemicals warehousing, inspection and testing service, mobile pressure vessel/ cylinder filling, power generation, power transmission, power supply and distribution, gas operations, operation of compressed natural gas refueling stations, production and supply of tap water.

Article 22 After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued	Article 22 After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association

870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

In 2013, the Company converted capital reserve to increase share capital of 3,600,000,000 shares. The shareholding structure of the Company after the above-mentioned conversion is: 10,800,000,000 ordinary shares, of which 7,305,000,000 domestic shares listed in the PRC, representing 67.64% and 3,495,000,000 overseas listed foreign shares, representing 32.36%.

The share registration process of the first exercise of the share options under the initial grant of the A share share option incentive scheme was completed on 27 September 2017. The shareholding structure of the Company changed to: 10,814,176,600 ordinary shares, of which 7,319,176,600 domestic shares listed in the PRC, representing 67.68% and 3,495,000,000 overseas listed foreign shares, representing 32.32%.

The share registration process of the second exercise of the share options under the initial grant of the A share share option incentive scheme was completed on 14 February 2018. The shareholding structure of the Company

870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

The current share capital structure of the Company is: 10,799,285,500 ordinary shares, of which 7,328,813,500 domestic shares listed in the PRC, representing 67.86% and 3,470,472,000 overseas listed foreign shares, representing 32.14%.

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association

changed to: 10,823,813,500 ordinary shares, of which 7,328,813,500 domestic shares listed in the PRC, representing 67.71% and 3,495,000,000 overseas listed foreign shares, representing 32.29%.

Article 25 The registered capital of the Company shall be RMB10,823,813,500.	Article 25 The registered capital of the Company shall be RMB10,799,285,500.

The amendments to the Articles of Association are subject to the consideration of the 2022 annual general meeting of the Company and the notice of the 2022 annual general meeting will be announced in due course.

By Order of the Board
Sinopec Shanghai Petrochemical Company Liu Gang
Joint Company Secretary

Shanghai, the PRC, 26 April 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun, and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.